UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Farmer Bros. Co.
-----------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $1.00 Par Value
-----------------------------------------------------------------------------
(Title of Class of Securities)

307675108
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(CUSIP Number)

Carol Lynn Farmer Waite
c/o Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502
(310) 787-5200
-----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 7, 2005
-----------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]




















SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Carol Lynn Farmer Waite
-----------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
NUMBER OF       7       SOLE VOTING POWER
SHARES                   21,820
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 6,308,102
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   21,820
WITH
                10      SHARED DISPOSITIVE POWER
                         6,308,102

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,315,448 shares of Common Stock, $1.00 par value (1)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        39.3%

14      TYPE OF REPORTING PERSON
        IN


--------------------
(1) Ms. Waite disclaims beneficial ownership of 14,474 shares held in trusts for the benefit of her nephews.







SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Survivor's Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990
-----------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Trust governed by the laws of the State of California

NUMBER OF       7       SOLE VOTING POWER
SHARES                   855,275
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 -0-
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   855,275
WITH
                10      SHARED DISPOSITIVE POWER
                         -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 855,275 shares of Common Stock, $1.00 par value

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.3%

14      TYPE OF REPORTING PERSON
        OO (Trust)









SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Marital Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990
-----------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Trust governed by the laws of the State of California

NUMBER OF       7       SOLE VOTING POWER
SHARES                   870,045
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 -0-
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   870,045
WITH
                10      SHARED DISPOSITIVE POWER
                         -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,045 shares of Common Stock, $1.00 par value


12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.4%

14      TYPE OF REPORTING PERSON
        OO (Trust)










SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Trust A created under the Roy E. Farmer Trust dated October 11, 1957
-----------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Trust governed by the laws of the State of California

NUMBER OF       7       SOLE VOTING POWER
SHARES                   1,463,640
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 -0-
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   1,463,640
WITH
                10      SHARED DISPOSITIVE POWER
                         -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,640 shares of Common Stock, $1.00 par value

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.1%

14      TYPE OF REPORTING PERSON
        OO (Trust)










SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Jeanne Ann Farmer Grossman
-----------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

NUMBER OF       7       SOLE VOTING POWER
SHARES                   9,550
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 4,122,842
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   9,550
WITH
                10      SHARED DISPOSITIVE POWER
                         4,122,842

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,126,362 shares of Common Stock, $1.00 par value (1)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.7%

14      TYPE OF REPORTING PERSON
        IN





--------------------
(1) Ms. Grossman disclaims beneficial ownership of 6,030 shares held in a trust for the benefit of her nephew.



SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Richard Francis Farmer, Ph.D.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

NUMBER OF       7       SOLE VOTING POWER
SHARES                   21,820
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 4,543,590
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   21,820
WITH
                10      SHARED DISPOSITIVE POWER
                         4,543,590

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,553,290 shares of Common Stock, $1.00 par value (1)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        28.3%

14      TYPE OF REPORTING PERSON
        IN




--------------------
(1) Dr. Farmer disclaims beneficial ownership of 12,120 shares held in trusts for the benefit of his nephews.





SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Emily Marjorie Farmer
-----------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

NUMBER OF       7       SOLE VOTING POWER
SHARES                   -0-

BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 -0-
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   -0-
WITH
                10      SHARED DISPOSITIVE POWER
			  855,275

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 855,275 shares of Common Stock, $1.00 par value

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.3%

14      TYPE OF REPORTING PERSON
        IN




Item 1.   Security and Issuer

This Schedule 13D relates to shares of Common Stock, $1.00 par value, of Farmer Bros. Co., a Delaware corporation (the "Company"), having its principal executive offices at 20333 South Normandie Avenue, Torrance, California 90502.

Item 2.   Identity and Background
This Schedule 13D is being filed on a joint basis pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act") by each of the following persons (collectively, the "Reporting Persons" and individually, a "Reporting Person"):

(a) Name:

(i) Carol Lynn Farmer Waite ("Ms. Waite"), who is a co-trustee of the Farmer Trusts (as defined below), a beneficiary of Trust A (as defined below), and a trustee, beneficiary and/or settlor of various other family trusts.

(ii) Survivor's Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990 (the "Survivor's Trust").

(iii) Marital Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990 (the "Marital Trust").

(iv) Trust A created under the Roy E. Farmer Trust, dated October 11, 1957 ("Trust A").

(v) Jeanne Ann Farmer Grossman ("Ms. Grossman"), who is a co-trustee of the Farmer Trusts, a co-beneficiary of Trust A, and a trustee, beneficiary and/or settlor of various other family trusts.

(vi) Richard Francis Farmer, Ph.D. ("Dr. Farmer"), who is a co-beneficiary of Trust A, and a trustee, beneficiary and/or settlor of various other family trusts.

(vii) Emily Marjorie Farmer ("Mrs. Farmer"), who is the sole beneficiary and surviving settlor of the Farmer Trusts, and sole beneficiary of various other family trusts.

(b) The business address for each of the Reporting Persons is: c/o Farmer Bros. Co., 20333 South Normandie Avenue, Torrance, California 90502.

(c) Present Principal Occupation or Employment:

(i) For Ms. Waite: Retired elementary schoolteacher.

(ii) For the Survivor's Trust: Not Applicable.

(iii) For the Marital Trust: Not Applicable.

(iv) For Trust A: Not Applicable.

(v) For Ms. Grossman: Homemaker.

(vi) For Dr. Farmer: Senior Lecturer in Psychology - University of Canterbury, Private Bag 4800, Christchurch 8020, New Zealand.

(vii) For Mrs. Farmer: Retired.

(d) Conviction in Criminal Proceedings: None of the Reporting Persons have been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Party to Civil Proceeding: None of the Reporting Persons have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

(i) For Ms. Waite: United States of America.

(ii) For the Survivor's Trust: The Survivor's Trust is governed by the laws of the State of California.

(iii) For the Marital Trust: The Marital Trust is governed by the laws of the State of California.

(iv) For Trust A: Trust A is governed by the laws of the State of California.

(v) For Ms. Grossman: United States of America.

(vi) For Dr. Farmer: United States of America.

(vii) For Mrs. Farmer: United States of America

Item 3.   Source and Amount of Funds or Other Consideration

As described below, certain Reporting Persons acquired beneficial ownership of shares of Common Stock as successor trustees, beneficiaries and/or settlors of various family trusts upon the death of Roy E. Farmer on January 7, 2005. Beneficial ownership of such shares was transferred in accordance with trust instruments to successor trustees and beneficiaries under various family trusts. Accordingly, no shares were purchased or sold. Certain Reporting Persons acquired beneficial ownership of the same shares as co-trustees or co-beneficiaries as described below.

For purposes of Section 13 of the Act, the Reporting Persons comprise a group (the "Farmer Group"). The Farmer Group is deemed to have acquired beneficial ownership of all shares beneficially owned by any Reporting Person. As a result, the Farmer Group is deemed to have beneficially acquired a total of 6,395,232 shares of Common Stock, representing 39.8% of the 16,075,080 shares of Common Stock outstanding.

Each Reporting Person acquired beneficial ownership as follows:

For Ms. Waite: Ms. Waite is the indirect beneficial owner of: (i) 21,820 shares of Common Stock held in a revocable family trust of which she is the sole trustee, beneficiary and settlor; and (ii) 6,308,102 shares of Common Stock as successor co-trustee of various family trusts, for the benefit of herself and family members, and as co-beneficiary of Trust A. Ms. Waite disclaims beneficial ownership of 14,474 shares held in trusts for the benefit of her nephews.

For the Survivor's Trust and the Marital Trust: Upon the death of Roy F. Farmer on March 16, 2004, the Survivor's Trust, the Marital Trust and a Family Trust (collectively, the "Farmer Trusts") were created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990 (the "Original Trust"). The Original Trust held 1,728,900 shares of Common Stock. Ms. Waite and Ms. Grossman are co-trustees of the Farmer Trusts, the sole beneficiary of which is Mrs. Farmer. The Survivor's Trust is the direct beneficial owner of 855,275 shares of Common Stock, the Marital Trust is the direct beneficial owner of 870,045 shares of Common Stock, and the Family Trust (not a Reporting Person) is the direct beneficial owner of 3,580 shares of Common Stock.

For Trust A: Trust A is the direct beneficial owner of 1,463,640 shares of Common Stock. Roy E. Farmer was appointed as the sole trustee of Trust A by order of the Los Angeles County Superior Court on December 24, 2003. Ms. Waite, Ms. Grossman and Dr. Farmer, as co-beneficiaries under Trust A, intend to seek court appointment of one or more of themselves to fill the trustee vacancy created by the death of Roy E. Farmer on January 7, 2005.

For Ms. Grossman: Ms. Grossman is the indirect beneficial owner of: (i) 9,550 shares of Common Stock as successor trustee of a family trust for the benefit of her daughter; and (ii) 4,122,843 shares of Common Stock as successor co-trustee of various family trusts for the benefit of herself and family members, and as co-beneficiary of Trust A. Ms. Grossman disclaims beneficial ownership of 6,030 shares held in trusts for the benefit of her nephew.

For Dr. Farmer: Dr. Farmer is the indirect beneficial owner of: (i) 21,820 shares of Common Stock held in a revocable family trust of which he is the sole trustee, beneficiary and settlor; and (ii)4,543,590 shares of Common Stock as successor co-trustee of various family trusts for the benefit of himself and family members, and as co-beneficiary of Trust A. Dr. Farmer disclaims beneficial ownership of 12,120 shares held in trusts for the benefit of his nephews.

For Mrs. Farmer: Mrs. Farmer is the indirect beneficial owner of 855,275 shares of Common Stock as the surviving settlor of the Survivor's Trust with the power to revoke such trust.

Item 4.   Purpose of Transaction

As described above under Item 3, this Schedule 13D gives effect to the transfer of beneficial ownership upon the death of Roy E. Farmer on January 7, 2005.

Except as otherwise described in this Item 4, none of the Reporting Persons is aware of any plans or proposals which any Reporting Person may have which relate to or would result in:

a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

b. Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

c. A sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

d. Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

e. Any material change in the present capitalization or dividend policy of the Company;

f. Any other material change in the Company's business or corporate structure;

g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, except that the Company's Board of Directors is considering a stockholder rights plan which, if adopted, could have this effect;

h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j. Any action similar to any of those enumerated above.

While no Reporting Person has any current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time each Reporting Person may engage in transactions with other members of the Farmer family or entities controlled by the Farmer family (such as trusts) in which such Reporting Person may acquire or dispose of shares of Common Stock.

Ms. Waite was appointed as a director of the Company on January 14, 2005 to fill the vacancy created by the death of Roy E. Farmer. Changes to the Company's present Board of Directors may occur as a result of persons nominated for election as directors by the Board of Directors or a committee thereof and who are subsequently elected by the Company's stockholders.

Item 5.   Interest in Securities of the Issuer

a.	The Farmer Group is deemed to have acquired beneficial ownership of all shares beneficially owned by any Reporting Person. As a result, the Farmer Group is deemed to beneficially own a total of 6,395,232 shares, representing 39.8% of the 16,075,080 shares of Common Stock outstanding. The beneficial ownership of each Reporting Person is as follows:

(i) For Ms. Waite: Ms. Waite is the indirect beneficial owner, in the aggregate, of 6,315,448 shares, representing 39.3% of the 16,075,080 shares of Common Stock outstanding. Ms. Waite disclaims beneficial ownership of 14,474 shares held in trusts for the benefit of her nephews.

(ii) For the Survivor's Trust: The Survivor's Trust is the direct beneficial owner of 855,275 shares, representing 5.3% of the 16,075,080 shares of Common Stock outstanding.

(iii) For the Marital Trust: The Marital Trust is the direct beneficial owner of 870,045 shares, representing 5.4% of the 16,075,080 shares of Common Stock outstanding.

(iv) For Trust A: Trust A is the direct beneficial owner of 1,463,640 shares, representing 9.1% of the 16,075,080 shares of Common Stock outstanding.

(v) For Ms. Grossman: Ms. Grossman is the indirect beneficial owner, in the aggregate, of 4,126,362 shares, representing 25.7% of the 16,075,080 shares of Common Stock outstanding. Ms. Grossman disclaims beneficial ownership of 6,030 shares held in trusts for the benefit of her nephew.

(vi) For Dr. Farmer: Dr. Farmer is the indirect beneficial owner, in the aggregate, of 4,553,290 shares, representing 28.3% of the 16,075,080 shares of Common Stock outstanding. Dr. Farmer disclaims beneficial ownership of 12,120 shares held in trusts for the benefit of his nephews.

(vii) For Mrs. Farmer: Mrs. Farmer is the indirect beneficial owner of 855,275 shares which she has the right to acquire upon revocation of the Survivor's Trust, representing 5.3% of the 16,075,080 shares of Common Stock outstanding.

b. The Farmer Group is deemed to have acquired beneficial ownership of all shares beneficially owned by any Reporting Person. As a result, the Farmer Group has shared power to vote and dispose of 6,395,232 shares, representing 39.8% of the 16,075,080 shares of Common Stock outstanding. The voting and dispositive power of each Reporting Person is as follows:

(i) For Ms. Waite: Ms. Waite has the sole power to vote and dispose of 21,820 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding, and the shared power, with Ms. Grossman and/or Dr. Farmer, to vote and dispose of 6,308,102 shares, representing 39.2% of the 16,075,080 shares of Common Stock outstanding.

(ii) For the Survivor's Trust: The Survivor's Trust is the direct beneficial owner of 855,275 shares, representing 5.3% of the 16,075,080 shares of Common Stock outstanding.

(iii) For the Marital Trust: The Marital Trust is the direct beneficial owner of 870,045 shares, representing 5.4% of the 16,075,080 shares of Common Stock outstanding.

(iv) For Trust A: Trust A is the direct beneficial owner of 1,463,640 shares, representing 9.1% of the 16,075,080 shares of Common Stock outstanding.

(v) For Ms. Grossman: Ms. Grossman has the sole power to vote and dispose of 9,550 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding, and the shared power, with Ms. Waite and/or Dr. Farmer, to vote and dispose of 4,122,842 shares, representing 25.6% of the 16,075,080 shares of Common Stock outstanding.

(vi) For Dr. Farmer: Dr. Farmer has the sole power to vote and dispose of 21,820 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding, and the shared power, with Ms. Grossman and/or Ms. Waite, to vote and dispose of 4,543,590 shares, representing 28.3% of the 16,075,080 shares of Common Stock outstanding.

(vii) For Mrs. Farmer: Mrs. Farmer is the beneficiary and surviving settlor of the Survivor's Trust. She has the shared power to dispose of 855,275 shares, representing 5.3% of the 16,075,080 shares of Common Stock outstanding, by right of revocation. Mrs. Farmer does not have voting power over such shares unless the trust is revoked.

c. No transactions in shares of Common Stock were effected during the past 60 days by any of the Reporting Persons.

d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All of the Reporting Persons are immediate family members or trusts for their benefit and/or the benefit of other family members. For purposes of Section 13 of the Act, the Reporting Persons comprise a group, the membership in which is expressly affirmed hereby. In addition to the various trust instruments under which the Reporting Persons are trustees, beneficiaries and/or settlors, each of the Reporting Persons shares an understanding that the Common Stock beneficially owned by the Farmer Group will be held and voted in unison.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement dated January 26, 2005, by and among each of the Reporting Persons.

Incorporation by reference - That certain Limited Power of Attorney for Farmer Bros. Co. Filings under the Securities Exchange Act of 1934 attached as an exhibit to the Form 3/A of Carol Lynn Farmer Waite filed on even date herewith, is incorporated by reference herein.























SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 14, 2005

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 14, 2005

Survivor's Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, and

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Jeanne Ann Farmer Grossman, as Co-Trustees

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 14, 2005

Marital Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, and

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
      For Jeanne Ann Farmer Grossman,
      as Co-Trustees



SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 14, 2005

Trust A created under the Roy E. Farmer Trust dated October 11, 1957

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, as Co-Beneficiary

Date:     March 14, 2005

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Richard Francis Farmer, Ph.D., as Co-Beneficiary

Date:     March 14, 2005

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Jeanne Ann Farmer Grossman, as Co-Beneficiary


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 14, 2005

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Richard Francis Farmer, Ph.D.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 14, 2005

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Jeanne Ann Farmer Grossman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 14, 2005

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Emily Marjorie Farmer